

December 19, 2011

Via E-mail
Mr. Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer
Emisphere Technologies, Inc.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927

> **Re:** **Emisphere Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-17758**

Dear Mr. Garone:

We have reviewed your supplemental correspondence dated November 30, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Phase III Programs, page 6

1. We note your response to Comment 1 and reissue the comment in part. In supplemental correspondence, please provide draft disclosure that you will include in your Form 10-K for the fiscal year ended December 31, 2011 to describe the material terms of any agreement or agreements that relate to your salmon calcitonin product, or any other Phase III product, including the Master Agreement and Amendment dated June 4, 2010 and the License Agreement dated March 8, 2000, each entered into with Novartis. Your disclosure should include the following information:

   - The product candidate(s) to which each collaboration agreement relates;

- The material financial obligations of each party;
- If royalties are payable, a description of the royalty rate expressed within a ten percent range (for example, "single digits," "teens," "twenties," etc.);
- The potential aggregate milestones payable;
- The amounts paid to date;
- The term of each agreement; and
- The termination provisions of each agreement.

In addition, please file the License Agreement dated March 8, 2000 with Novartis as an exhibit to your Form 10-K for the fiscal year ended December 31, 2010 in accordance with Item 601(b)(10)(2)(ii) of Regulation S-K. It is not sufficient for the form of license agreement to be filed in prior reports; the executed copy must be filed with your Form 10-K. Please refer to Item 601(a)(4) of Regulation S-K.

To the extent that you request confidential treatment for portions of the license agreement, as you did for the form of license agreement, please note that we are not requesting you disclose the actual percentage of royalty fees or the actual amount of discrete milestone payments or the related milestone events in the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director